Mail Stop 4561

September 17, 2007

Larry E. Finger
Chief Financial Officer
Federal Realty Investment Trust
1626 East Jefferson Street
Rockville, MD 20852

     Re: **Federal Realty Investment Trust**
            Form 10-K for Fiscal Year Ended
            December 31, 2006
            Filed March 1, 2007
            Form 10-Q for Quarterly Period Ended
            March 31, 2007
            Filed May 2, 2007
            File No. 1-07533

Dear Mr. Finger:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Linda van Doorn
                                    Senior Assistant Chief
                                    Accountant